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                              March 18, 2024

       Michael K. Wirth
       Chairman of the Board and Chief Executive Officer
       Chevron Corporation
       6001 Bollinger Canyon Road
       San Ramon, California 94583-2324

                                                        Re: Chevron Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 26,
2024
                                                            File No. 333-277356

       Dear Michael K. Wirth:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Background of the Merger, page 41

   1. You disclose that on October 19, 2023, the Hess board "revisited its prior discussion during its October 6,
2023 meeting concerning the potential benefits and risks of
                                                        contacting other
potential transaction counterparties, and confirmed its view that it would not be in the best
interests of Hess and its stockholders to initiate any such outreach."
                                                        Revise to clarify, if
true, that Hess did not explore a business combination with any entity other than Chevron
during 2023.
   2. We note that in recommending the merger, the Hess board considered in detail "the opportunities and risks
of various potential strategic alternatives available to Hess, including the
transaction with Chevron [and] other potentially available strategic transactions...."
Please identify any "potentially available strategic transactions" or counterparties which
were considered as part of this detailed consideration. We also note you disclose that the
Chevron merger offered "superior value ... compared with other
 Michael K. Wirth
FirstName  LastNameMichael K. Wirth
Chevron Corporation
Comapany
March      NameChevron Corporation
       18, 2024
March2 18, 2024 Page 2
Page
FirstName LastName
         potential alternative transactions, including the [board's belief], after analysis and discussion with its financial advisors and Hess management, that the limited number of counterparties who could acquire Hess were unlikely to be willing or able to offer more
         attractive value to Hess    stockholders than Chevron...." Expand the
discussion to clarify
         what basis the board had for this belief, including whether it specifically considered any other entities of similar or larger size than Chevron in reaching its conclusion that such potential counterparties would be unwilling to offer more attractive value.
Regulatory Approvals Required for the Merger, page 77

3. Please provide updated disclosure regarding the status of the FTC review and the need for any approvals from any Guyanese governmental body, agency, or authority of competent jurisdiction.
Stabroek JOA, page 80

4. Please provide updated disclosure in this section and, as appropriate, in the Risk Factors section, regarding any arbitration or litigation concerning the transaction. In that regard, we note the communication filed by Hess Corporation pursuant to Rule 425 on March 7,
         2024 in which Hess discloses that ExxonMobil announced that it is filing for arbitration regarding the applicability of a right of first refusal/pre-emption provision in the Stabroek joint operating agreement.
Material U.S. Federal Income Tax Consequences, page 82

5.       We note the Wachtell form of opinion filed as exhibit 8.1 states:
"Because this opinion is
         required to be delivered in connection with the effectiveness of the Registration
         Statement, there can be no assurance that it will continue to be valid at the Effective
         Time." As the discussion of tax consequences in the prospectus relies on the Section
         368(a) opinion and the receipt of the opinion appears to be a waivable condition, please have counsel revise its opinion to remove this disclaimer and file an executed opinion of counsel before effectiveness. Please also make clear that you will recirculate and resolicit if the condition is waived and the change in tax consequences is material. See Section
         III.D.3 of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011). Where You Can Find More Information, page 152

6. We note Hess Corporation's annual report on Form 10-K for the fiscal year ended
         December 31, 2023 is incorporated by reference. However, the Form 10-K incorporates information from its proxy statement which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the
         Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement. Please refer to Question 123.01 of Securities Act Forms Compliance and
         Disclosure Interpretations for guidance.
 Michael K. Wirth
Chevron Corporation
March 18, 2024
Page 3
7. Please update this section to incorporate by reference Hess Corporation's Form 8-K filed on March 8, 2024. For guidance, refer to Question 123.05 of the Securities Act Forms
       Compliance and Disclosure Interpretations.
Annex D, page D-1

8. We note Chevron Corporation's annual report on Form 10-K for the fiscal year ended
       December 31, 2023 is included as Annex D. However, the Form 10-K incorporates certain
       Part III information from its proxy statement which has not been filed. Please revise your registration statement to include all information required by Form S-4 and Part III of
       Form10-K, including Items 401, 402, and 404 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Timothy Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763
with any questions.



                                                           Sincerely,
FirstName LastNameMichael K. Wirth
                                                           Division of
Corporation Finance
Comapany NameChevron Corporation
                                                           Office of Energy &
Transportation
March 18, 2024 Page 3
cc:       Kyle Seifried, Esq., of Paul, Weiss, et al.
FirstName LastName